SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)*

Books-A-Million, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

098570-10-4

(CUSIP Number)

Abroms & Associates, P.C. 201 S. Court Street, Suite 610 Florence, Alabama 35630 (256) 767-0740 Attention: Martin R. Abroms

Copy to:

Maynard, Cooper & Gale, PC

1901 Sixth Avenue North Suite 2400

Birmingham, Alabama 35203-2618

(205) 254-1000

Attention: Christopher B. Harmon

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 2, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box[ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

( The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ANDERSON BAMM HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,533,302
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,533,302
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416(See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 2,083,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,083,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HILDA B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 6,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON JOEL R. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,582,440
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,582,440
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416(See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 273,284
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 273,284
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416(See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CHARLES C. ANDERSON, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 23,794
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,794
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5/%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON TERRENCE C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 358,454
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 353,619
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON CLYDE B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,469,810
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,378,599
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HAROLD M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 360,980
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 360,980
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON HAYLEY ANDERSON MILAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United states
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 25,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON SANDRA B. COCHRAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 271,900
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 108,184
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ASHLEY ANDERSON BILLINGSLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE ASHLEY ANDERSON TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 84,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON IRREVOCABLE TRUST OF CHARLES C. ANDERSON, JR. FOR THE PRIMARY BENEFIT OF LAUREN ARTIS ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 25,380
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,380
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416(See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON OLIVIA BARBOUR ANDERSON 1995 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,200
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO Charles C. Anderson, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416(See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO Hayley E. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416(See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIRST ANDERSON GRANDCHILDREN’S TRUST FBO Lauren A. Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 11,224
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,224
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE CHARLES C. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 83,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 83,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE JOEL R. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 83,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 83,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON THE CLYDE B. ANDERSON FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 46,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 46,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON OO

13D

CUSIP No. 098570-10-4

1	NAME OF REPORTING PERSON KAYRITA M. ANDERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[ X ] (b)[ ]
3	SEC USE ONLY
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 12,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,202,416 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D/A filed on February 19, 2008 (as previously amended, the “Schedule 13D”) by the Reporting Persons (who are listed below as signatories to this Amendment) with respect to the Common Stock, par value $0.01 (the “Shares”), of Books-A-Million, Inc., a Delaware corporation (the “Issuer”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

The total acquisitions of Shares by the Reporting Persons since the date of filing of the previous amendment to the Schedule 13D (Amendment No. 2 to Schedule 13D which was filed on February 19, 2008) equals 128,955 Shares in the aggregate. Such acquisitions represent (i) allocations of Shares in the 401(k) Plan of the Issuer by Reporting Persons that are employees of the Issuer totaling 2,440 Shares, (ii) the issuance of 101,515 shares of restricted stock to Reporting Persons that are employees of the Issuer and (iii) acquisitions of shares in the open market by Reporting Persons totaling 25,000 Shares. These acquisitions represent less than 1% of the outstanding Shares of the Issuer, and therefore do not arise to the defined materiality thresholds of Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. However, since the date of filing of the previous amendment, and as of September 2, 2008, Kayrita M. Anderson has joined as an additional party to the Group Administration Agreement (as defined below), pursuant to which the Reporting Persons (as defined below) file this Schedule 13D. The Reporting Persons are therefore filing this Amendment No. 3 to report the increased percentage of Common Stock of the Issuer beneficially owned by the Reporting Persons as of September 2, 2008, due to the joinder of Kayrita M. Anderson as a party to the Group Administration Agreement. It should be noted that the Issuer has been engaged in a repurchase program of its Common Stock and has repurchased Shares since the filing of Amendment No. 2 on February 19, 2008, and the total outstanding shares of the Issuer has, therefore, declined since the filing of Amendment No. 2.

Item 2. Identity and Background

(a)-(c)    This statement is jointly filed by the entities and persons listed below (each individually a “Reporting Person” and collectively the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each of the aforementioned Reporting Persons has entered into that certain Group Administration Agreement dated as of April 9, 2007 (the “Group Administration Agreement,” a copy of which is filed as Exhibit 1 to this Schedule 13D), as supplemented by that certain Joinder to Group Administration Agreement dated as of September 2, 2008 (a copy of which is filed as Exhibit 3 hereto) by and among the Reporting Persons and Abroms & Associates, P.C., an Alabama professional corporation (the “Group Administrator”), pursuant to which such persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Pursuant to the Group Administration Agreement, the Reporting Persons have agreed to coordinate and administer their individual transactions in the Common Stock of the Issuer in order to provide for the orderly purchase and disposition of Common Stock. The Reporting Persons do not have the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein. Information contained in this Schedule 13D with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of any information provided by any other person.

              The persons listed in clauses (ii) through (xii) and (xxviii) are collectively referred to as the “Individual Reporting Persons.” The entities listed in clauses (xiii) through (xxiv) are collectively referred to as the “Trust Reporting Persons.” The entities listed in clauses (xxv) through (xxvii) are collectively referred to as the “Family Foundation Reporting Persons.”

(i)

Anderson BAMM Holdings, LLC, a limited liability company organized under the laws of the State of Delaware (“ABH”). The business address of ABH is 201 South Court Street, Suite 610, Florence, Alabama 35630. The principal business of ABH is to serve as an investment vehicle for the persons who contribute Shares to ABH, initially by holding the Shares, and at a later date potentially buying or selling Shares or making other investments.

The directors of ABH are Charles C. Anderson, Joel R. Anderson, Charles C. Anderson, Jr., Terry C. Anderson, Clyde B. Anderson and Sandra B. Cochran. Harold Anderson has the right to nominate himself to the board of directors of ABH at any time that he owns a membership interest in ABH.

The Reporting Persons (other than ABH, Kayrita M. Anderson, Ashley Anderson Billingsley/The Ashley Anderson Trust, the Family Foundation Reporting Persons and Harold M. Anderson, with respect to 12,500 of his Shares) have contributed Shares to ABH in exchange for membership interests in ABH, pursuant to the Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007 (the “ABH LLC Agreement”) by and among the Reporting Persons (other than Kayrita M. Anderson, Ashley Anderson Billingsley/The Ashley Anderson Trust and the Family Foundation Reporting Persons). Pursuant to the ABH LLC Agreement, the board of directors of ABH is given the power and authority to perform all acts as may be necessary or appropriate to conduct the business of ABH, including the power and authority to sell or dispose of the assets held by ABH (which includes the Shares contributed to ABH by the Reporting Persons).

(ii)

Charles C. Anderson, a United States citizen. Mr. Anderson’s business address is 202 North Court Street, Florence, Alabama 35630, and his principal occupation is Managing Partner of Anderson & Anderson, LLC. Anderson & Anderson, LLC’s principal business is real estate management.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(iii)

Hilda B. Anderson, a United States citizen. Mrs. Anderson’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630, and her principal occupation is homemaker.

(iv)

Joel R. Anderson, a United States citizen. Mr. Anderson’s business address of is 202 North Court Street, Florence, Alabama 35630, and his principal occupation is General Partner of Anderson & Anderson, LLC. Anderson & Anderson, LLC’s principal business is real estate management.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(v)

Charles C. Anderson, Jr., a United States citizen. Mr. Anderson’s business address is 6016 Brookvale Lane, Suite 151, Knoxville, Tennessee 37919, and his principal occupation is President and CEO of Anderson Media Corporation. Anderson Media Corporation’s principal business is wholesale distribution of periodicals, books and pre-recorded music.

(vi)

Charles C. Anderson, III, a United States citizen. Mr. Anderson’s business address is 5/F Lippon Leighton Tower, 103-109 Leighton Road, Causeway Bay, Hong Kong, and his principal occupation is Purchasing Specialist for Anderson Management Services, Inc. Anderson Management Services, Inc.’s principal business is to perform management services for Anderson Media Corporation and certain of its merchandising and operating companies.

(vii)

Terrence C. Anderson, a United States citizen. Mr. Anderson’s business address is 4511 Helton Drive, Florence, Alabama 35630, and his principal occupation is CEO of American Promotional Events, Inc. American Promotional Events, Inc.’s principal business is pyrotechnics.

(viii)

Clyde B. Anderson, a United States citizen. Mr. Anderson’s business address is 402 Industrial Lane, Birmingham, Alabama 35211, and his principal occupation is Executive Chairman of the Issuer. The Issuer’s principal business is book retailing.

Mr. Anderson, who previously reported his individual ownership of securities of the Issuer on Schedule 13G, will report his ownership of and transactions in securities of the Issuer as part of this group Schedule 13D for so long as the group is required to file.

(ix)

Harold M. Anderson, a United States citizen. Mr. Anderson’s business address is 3101 Clairmont Road, Suite C, Atlanta, Georgia 30329, and his principal occupation is Chief Executive Officer of Anderson Press, Inc. and Chief Executive Officer of CRG Holding, Inc. Anderson Press’ principal business is specialty publishing. CRG Holding, Inc.’s principal business is the design, publication, marketing and distribution of picture frames, premium albums, memory products and paper goods for sale to specialty and mass-market retailers.

(x)

Hayley Anderson Milam, a United States citizen. Ms. Anderson Milam’s business address is 202 North Court Street, Florence, Alabama 35630, and her principal occupation is missionary for the Southern Baptist Convention.

(xi)

Sandra B. Cochran, a United States citizen. Ms. Cochran’s business address is 402 Industrial Lane, Birmingham, Alabama 35211, and her principal occupation is President and Chief Executive Officer of the Issuer. The Issuer’s principal business is book retailing.

(xii)

Ashley Anderson Billingsley, a United States citizen. Ms. Anderson Billingsley’s beneficial ownership of these Shares arises as a result of her being a co-trustee of The Ashley Anderson Trust. See paragraph (xiii) below. Ms. Anderson Billingsley’s business address is 202 North Court Street, Florence, Alabama 35630, and her principal occupation is Inventory Manager of JRA, LLC. JRA, LLC’s principal business is numismatics.

(xiii)

The Ashley Anderson Trust, formed under the laws of the State of Alabama. The trustee of The Ashley Anderson Trust is CitiCorp Trust South Dakota, and the co-trustee of such Trust Reporting Person is Ashley Anderson Billingsley. The business address of The Ashley Anderson Trust, and of Ashley Anderson Billingsley as co-trustee, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of CitiCorp Trust South Dakota is 1300 West 57th Street, Suite G100, Sioux Falls, South Dakota 57108.

(xiv)

Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren Artis Anderson, Carl M. Boley as Trustee, formed under the laws of the State of Tennessee. The business address of the Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren Artis Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of Carl M. Boley is 6016 Brookvale Lane, Suite 151, Knoxville, Tennessee 37919.

(xv)

Olivia Barbour Anderson 1995 Trust, Lisa S. Anderson as Trustee, formed under the laws of the State of Alabama. The business address of the Olivia Barbour Anderson Irrevocable Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(xvi)

Alexandra Ruth Anderson Irrevocable Trust, Lisa S. Anderson as Trustee, formed under the laws of the State of Alabama. The business address of the Alexandra Ruth Anderson Irrevocable Trust, and for Lisa S. Anderson as trustee of such trust, is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630.

(xvii)

First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xviii)

First Anderson Grandchildren’s Trust FBO Hayley E. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Hayley E. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xix)

First Anderson Grandchildren’s Trust FBO Lauren A. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the First Anderson Grandchildren’s Trust FBO Lauren A. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xx)

Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Second Anderson Grandchildren’s Trust FBO Alexandria R. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxi)

Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxii)

Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxiii)

Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxiv)

Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson, SunTrust Bank Alabama as Trustee, formed under the laws of the State of Alabama. The business address of the Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The business address of SunTrust Bank Alabama is 201 South Court Street, Florence, Alabama 35630.

(xxv)

The Charles C. Anderson Family Foundation, formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The Foundation’s directors are Charles C. Anderson, Hilda B. Anderson and Clyde B. Anderson. Charles C. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.

(xxvi)

The Joel R. Anderson Family Foundation, formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The Foundation’s directors are Joel R. Anderson, Carmen Anderson and Ashley Ruth Anderson Billingsley. Joel R. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.

(xxvii)

The Clyde B. Anderson Family Foundation, formed under the laws of the State of Alabama. The Foundation’s business address is c/o Abroms & Associates, 201 South Court Street, Suite 610, Florence, Alabama 35630. The Foundation’s directors are Clyde B. Anderson, Lisa S. Anderson and Terrence C. Anderson. Clyde B. Anderson is the Chairman of the board of directors of the Foundation and has the power to vote and dispose of the Shares held by the Foundation. The Foundation has no officers. The Foundation’s principal business is the making of charitable contributions. The Foundation receives contributions from a variety of sources which are consolidated and paid out to other charitable organizations as the board of directors of the Foundation may from time to time determine.

(xxviii)	Kayrita M. Anderson, a United States citizen. Mrs. Anderson’s business address is 3101 Clairmont Road, Suite C, Atlanta, Georgia 30329, and her principal occupation is homemaker.

(d)       During the last five years none of the Reporting Persons, nor any director or executive officer of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons, nor any director or executive officer of any Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The citizenship of each of the Reporting Persons and each director and executive officer of any Reporting Person is as set forth above.

Item 3. Source and Amount of Funds or Other Consideration

The Shares held by ABH were contributed to ABH by each of the Reporting Persons (other than Kayrita M. Anderson, Ashley Anderson Billingsley/The Ashley Anderson Trust, the Family Foundation Reporting Persons, Harold M. Anderson, with respect to 12,500 of his Shares, and ABH) on April 9, 2007 in exchange for membership interests in ABH.

The Shares held by each of the Individual Reporting Persons other than Ashley Anderson Billingsley, Charles C. Anderson, III and Hayley Anderson Milam were acquired with the personal funds of such Individual Reporting Person. The purchases of these Shares have occurred at various times starting in 1991.

The Shares held by The Ashley Anderson Trust were transferred to such trust by Joel R. Anderson in 1992. Joel R. Anderson previously purchased such Shares with his personal funds.

The Shares held by Charles C. Anderson, III were originally transferred to a trust for his benefit by Charles Anderson, Jr. at various times starting in 1992. Charles Anderson, Jr. previously purchased such Shares with his personal funds. In December 2005 such Shares were transferred from the trust to Mr. Charles C. Anderson, III.

The Shares held by Hayley Anderson Milam were originally transferred to a trust for her benefit by Charles Anderson, Jr. at various times starting in 1992. Charles Anderson, Jr. previously purchased such Shares with his personal funds. In March 2007 such Shares were transferred from the trust to Ms. Anderson Milam.

The Shares held by the Irrevocable Trust of Charles Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson were transferred to such trust by Charles Anderson, Jr. at various times starting in 1992. Charles Anderson, Jr. previously purchased such Shares with his personal funds.

The Shares held by the Olivia Barbour Anderson 1995 Trust were transferred to such trust by Clyde B. Anderson in 1994. Clyde B. Anderson previously purchased such Shares with his personal funds.

The Shares held by the Alexandra Ruth Anderson Irrevocable Trust were transferred to such trust by Clyde B. Anderson in 1994. Clyde B. Anderson previously purchased such Shares with his personal funds.

The Shares held by each of the other Trust Reporting Persons were transferred to such Trust Reporting Person by Charles C. Anderson at various times starting in 1992. Charles C. Anderson previously purchased such Shares with his personal funds.

The Shares held by The Charles C. Anderson Family Foundation were donated to The Charles C. Anderson Family Foundation by Charles C. Anderson in 1994. Charles C. Anderson previously purchased such Shares with his personal funds.

The Shares held by The Joel R. Anderson Family Foundation were donated to The Joel R. Anderson Family Foundation by Joel R. Anderson in 1994. Joel R. Anderson previously purchased such Shares with his personal funds.

The Shares held by The Clyde B. Anderson Family Foundation were donated to The Clyde B. Anderson Family Foundation by Clyde B. Anderson in 1998. Clyde C. Anderson previously purchased such Shares with his personal funds.

Item 4. Purpose of Transaction

                        Acquisitions of Shares made by the Reporting Persons described in this Schedule 13D were made for investment purposes. Each of the Reporting Persons intends to review on a continuing basis his, her or its investment in the Issuer. Depending on such review and evaluation of the business and prospects of the Issuer and the price level of the Shares, and such other factors as each of them may deem relevant, each Reporting Person may, acting individually or together with other Reporting Persons, (i) acquire additional Shares, (ii) sell all or any part of his, her or its Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 or (iii) engage in any combination of the foregoing. Subject to applicable law, each of the Reporting Persons may, acting individually or together with other Reporting Persons, enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that any Reporting Person may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors. Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any other individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons who are directors and executive officers of the Issuer, acting solely in their respective capacity as such a director or executive officer, may at any time or from time to time consider one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule

                                                                                                                                 36

13D; and provided, further, that at any time any Reporting Person may, acting individually or together with other Reporting Persons, (i) review or reconsider their position with respect to the Issuer, and each Reporting Person reserves the right to develop such plans or proposals at any time, and (ii) make proposals to or have discussions with the Issuer with respect to any such transactions or matters or communicate with other shareholders with respect thereto.

Item 5. Interest in Securities of the Issuer

(a) - (b) The Reporting Persons may be deemed to beneficially own an aggregate of 8,202,416 Shares which represents approximately 52.5% of the 15,608,836 Shares which the Issuer has informed the Reporting Persons were outstanding on September 2, 2008. However, no Reporting Person has the power to vote or dispose of, or to direct the vote or disposition of, the Shares of any other Reporting Person, other than as otherwise set forth herein.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
Anderson BAMM Holdings, LLC(1)	8,202,416	52.5%	1,533,302	0	1,533,302	0
Charles C. Anderson	8,202,416	52.5%	2,083,000(2)	0	2,083,000(2)	0
Hilda B. Anderson	8,202,416	52.5%	6,000	0	6,000	0
Joel R. Anderson	8,202,416	52.5%	1,582,440(3)	0	1,582,440(3)	0
Charles C. Anderson, Jr.	8,202,416	52.5%	273,284	0	273,284	0
Charles C. Anderson, III	8,202,416	52.5%	23,794	0	23,794	0
Terrence C. Anderson	8,202,416	52.5%	358,454(4)	0	353,619(4)	0
Clyde B. Anderson	8,202,416	52.5%	1,469,810(5)	0	1,378,599 (5)	0
Harold M. Anderson	8,202,416	52.5%	360,980	0	360,980	0
Hayley Anderson Milam	8,202,416	52.5%	25,380	0	25,380	0
Sandra B. Cochran	8,202,416	52.5%	271,900(6)	0	108,184(6)	0
Ashley Anderson Billingsley(7)	8,202,416	52.5%	0	84,000	0	84,000
The Ashley Anderson Trust(7)	8,202,416	52.5%	0	84,000	0	84,000
Irrevocable Trust of Charles C. Anderson, Jr. for the Primary Benefit of Lauren Artis Anderson	8,202,416	52.5%	25,380	0	25,380	0
Olivia Barbour Anderson 1995 Trust	8,202,416	52.5%	1,200	0	1,200	0
Alexandra Ruth Anderson Irrevocable Trust	8,202,416	52.5%	1,200	0	1,200	0
First Anderson Grandchildren’s Trust FBO Charles C. Anderson, III	8,202,416	52.5%	11,224	0	11,224	0
First Anderson Grandchildren’s Trust FBO Hayley E. Anderson	8,202,416	52.5%	11,224	0	11,224	0
First Anderson Grandchildren’s Trust FBO Lauren A. Anderson	8,202,416	52.5%	11,224	0	11,224	0
Second Anderson Grandchildren’s Trust FBO Alexandra R. Anderson	8,202,416	52.5%	11,224	0	11,224	0
Third Anderson Grandchildren’s Trust FBO Taylor C. Anderson	8,202,416	52.5%	11,224	0	11,224	0
Fourth Anderson Grandchildren’s Trust FBO Carson C. Anderson	8,202,416	52.5%	11,224	0	11,224	0
Fifth Anderson Grandchildren’s Trust FBO Harold M. Anderson	8,202,416	52.5%	11,224	0	11,224	0
Sixth Anderson Grandchildren’s Trust FBO Bentley B. Anderson	8,202,416	52.5%	11,224	0	11,224	0
The Charles C. Anderson Family Foundation(8)	8,202,416	52.5%	83,000	0	83,000	0
The Joel R. Anderson Family Foundation(9)	8,202,416	52.5%	83,000	0	83,000	0
The Clyde B. Anderson Family Foundation(10)	8,202,416	52.5%	46,000	0	46,000	0
Kayrita M. Anderson	8,202,416	52.5%	12,500	0	12,500	0

(1)   Anderson BAMM Holdings, LLC issued membership interests to certain of the Reporting Persons in exchange for shares of Common Stock of the Issuer held by such persons, as specified in the ABH LLC Agreement filed as Exhibit 2. See Item 6 of this Schedule 13D.

(2)    Includes 83,000 shares held by The Charles C. Anderson Family Foundation. Charles C. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares.

(3)    Includes 83,000 shares held by The Joel R. Anderson Family Foundation. Joel R. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares.

(4)    Mr. Anderson owns 4,835 shares of restricted stock, all of which vest after November 1, 2008. Mr. Anderson has the power to vote all of the restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes 4,835 shares of restricted stock, and the number of shares set forth under Sole Dispositive Power includes no shares of restricted stock.

(5)    Includes 46,000 shares held by The Clyde B. Anderson Family Foundation. Clyde B. Anderson is the Chairman of the Board of Directors of the foundation and has sole voting and dispositive power over these shares. Mr. Anderson owns 91,211 shares of restricted stock, all of which vest after November 1, 2008. Mr. Anderson has power to vote all restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes 91,211 shares of restricted stock, and the number of shares set forth under Sole Dispositive Power does not include any shares of restricted stock.

(6)    Ms. Cochran owns 163,716 shares of restricted stock, all of which vest after November 1, 2008. Ms. Cochran has the power to vote all of the restricted shares. Consequently, the number of shares set forth under Sole Voting Power includes 163,716 shares of restricted stock, and the number of shares set forth under Sole Dispositive Power does not include any shares of restricted stock.

(7)    The shares over which Ashley Anderson Billingsley has shared voting power and shared dispositive power are held of record by The Ashley Anderson Trust.

(8)    These shares are owned of record by The Charles C. Anderson Family Foundation. Charles C. Anderson has sole voting and dispositive power over these shares.

(9)    These shares are owned of record by The Joel R. Anderson Family Foundation. Joel R. Anderson has sole voting and dispositive power over these shares.

(10)  These shares are owned of record by The Clyde B. Anderson Family Foundation. Clyde B. Anderson has sole voting and dispositive power over these shares.

(c)	None, other than de minimis allocations of Shares to the 401(K) accounts of Reporting Persons that are employees of the Issuer.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Group Administration Agreement, each of the Reporting Persons has appointed Abroms & Associates, P.C., as Group Administrator, to coordinate and administer their transactions in the Common Stock of the Issuer in order to provide for the orderly purchase and disposition of Common Stock. The Group Administration Agreement is included as Exhibit 1 to this Schedule 13D and is incorporated herein in its entirety by this reference.

Pursuant to the ABH LLC Agreement, the Reporting Persons (other than ABH, Kayrita M. Anderson, Ashley Anderson Billingsley/The Ashley Anderson Trust, the Family Foundation Reporting Persons and Harold M. Anderson, with respect to 12,500 of his Shares) have (i) been granted membership interests in ABH in exchange for their capital contributions of Shares to ABH and (ii) agreed to certain matters relating to the operation of ABH, as more fully set forth in the ABH LLC Agreement. The ABH LLC Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein in its entirety by this reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Group Administration Agreement, dated as of April 9, 2007, by and among the Reporting Persons named on this Schedule 13D, containing the appointment of the Group Administrator as attorney-in-fact.(*)
2

Limited Liability Company Agreement of Anderson BAMM Holdings, LLC, dated as of April 9, 2007, by and among the Reporting Persons named on this Schedule 13D (other than Kayrita M. Anderson, Ashley Anderson Billingsley/The Ashley Anderson Trust and the Family Foundation Reporting Persons).(*)

3	Joinder to Group Administration Agreement, dated as of September 2, 2008, by and among the Reporting Persons named on this Schedule 13D. (*) Exhibits No. 1 and No. 2 were filed on April 9, 2007.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2008

ANDERSON BAMM HOLDINGS, LLC
By: * Name: Sandra B. Cochran Title: President
* Charles C. Anderson
* Hilda B. Anderson
* Joel R. Anderson
* Charles C. Anderson, Jr.
* Charles C. Anderson, III
* Terrence C. Anderson
* Clyde B. Anderson
* Harold M. Anderson

* Hayley Anderson Milam
* Sandra B. Cochran
* Ashley Anderson Billingsley
* Kayrita M. Anderson
THE ASHLEY ANDERSON TRUST

By: * Name: CitiCorp Trust South Dakota Title: Trustee
IRREVOCABLE TRUST OF CHARLES C. ANDERSON, JR. FBO LAUREN ARTIS ANDERSON

By: * Name: Carl M. Boley Title: Trustee
OLIVIA BARBOUR ANDERSON 1995 TRUST

By: * Name: Lisa S. Anderson Title: Trustee

ALEXANDRA RUTH ANDERSON IRREVOCABLE TRUST By: * Name: Lisa S. Anderson Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO CHARLES C. ANDERSON, III

By: * Name: SunTrust Bank Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO HAYLEY E. ANDERSON

By: * Name: SunTrust Bank Title: Trustee

FIRST ANDERSON GRANDCHILDREN’S TRUST FBO LAUREN A. ANDERSON

By: * Name: SunTrust Bank Title: Trustee

SECOND ANDERSON GRANDCHILDREN’S TRUST FBO ALEXANDRA R. ANDERSON

By: * Name: SunTrust Bank Title: Trustee

THIRD ANDERSON GRANDCHILDREN’S TRUST FBO TAYLOR C. ANDERSON By: * Name: SunTrust Bank Title: Trustee

FOURTH ANDERSON GRANDCHILDREN’S TRUST FBO CARSON C. ANDERSON

By: * Name: SunTrust Bank Title: Trustee

FIFTH ANDERSON GRANDCHILDREN’S TRUST FBO HAROLD M. ANDERSON

By: * Name: SunTrust Bank Title: Trustee

SIXTH ANDERSON GRANDCHILDREN’S TRUST FBO BENTLEY B. ANDERSON

By: * Name: SunTrust Bank Title: Trustee

THE CHARLES C. ANDERSON FAMILY FOUNDATION

By: * Name: Charles C. Anderson Title: Chairman

THE JOEL R. ANDERSON FAMILY FOUNDATION

By: * Name: Joel R. Anderson Title: Chairman

THE CLYDE B. ANDERSON FAMILY FOUNDATION

By: * Name: Clyde B. Anderson Title: Chairman
*BY: ABROMS & ASSOCIATES, P.C.
As attorney-in-fact
By: /s/ Martin R. Abroms Name: Martin R. Abroms Title: President

INDEX TO EXHIBITS

Exhibit Number	Exhibit
3	Joinder to Group Administration Agreement, dated as of September 2, 2008, by and among the Reporting Persons named on this Schedule 13D.

EXHIBIT 3

JOINDER TO

GROUP ADMINISTRATION AGREEMENT

          THIS JOINDER TO GROUP ADMINISTRATION AGREEMENT (this “Joinder”) is made and entered into as of the 2nd day of September, 2008, by and among Abroms & Associates, P.C., an Alabama professional corporation (the “Group Administrator”), the Group Shareholders, as defined in that certain Group Administration Agreement, dated as of April 9, 2007 (the “Agreement”), and those Group Shareholders who have subsequently been joined to the Agreement (collectively with the Group Shareholders, the “Existing Group Shareholders”), and Kayrita M. Anderson (the “New Group Shareholder”). Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Agreement.

Recitals

          A.        The Existing Group Shareholders presently own of record shares of Common Stock, par value $0.01 per share, of Books-A-Million, Inc. (the “Common Stock”);

            B.        The Group Administrator and the Existing Group Shareholders are parties to the Agreement, whereby the Existing Group Shareholders, desiring to provide for the orderly purchase and disposition of, and various other matters related to, the Common Stock, have appointed the Group Administrator to administer certain transactions and other matters related to the Common Stock that involve the Existing Group Shareholders;

          C.        The New Group Shareholder presently owns of record 12,500 shares of Common Stock;

          D.        The Existing Group Shareholders desire to join the New Group Shareholder to the Agreement, subject to the New Group Shareholder agreeing to be bound to the terms of the Agreement; and

          E.        The New Group Shareholder hereby agrees to be bound by the Agreement, subject to the following terms and conditions.

Agreement

          NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

          1.         Agreement to be Bound. The New Group Shareholder hereby agrees that, upon the execution of this Joinder, the New Group Shareholder shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed a Group Shareholder for all purposes thereof.

1

2.         Amendment to Appendix A.  Appendix A attached to the Agreement shall be amended to reflect the joinder of the New Group Shareholder to the Agreement and the number of shares of Common Stock owned by the New Group Shareholder and shall be replaced with the amended Appendix A attached hereto as Exhibit A.

          3.         Successors and Assigns. Except as otherwise provided herein, this Joinder shall bind and inure to the benefit of and be enforceable by (a) the Group Administrator and its permitted successors and assigns, (b) the Existing Group Shareholders and any permitted successors and assigns of the Existing Group Shareholders and (c) the New Group Shareholder and any permitted successors and assigns of the New Group Shareholder.

          4.         Counterparts. This Joinder may be executed in separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

          5.         Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Alabama, without regard to principles of conflicts of law.

          6.         Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

          IN WITNESS WHEREOF, the parties hereto have executed this Joinder as of the date first above written.

  GROUP ADMINISTRATOR

ABROMS & ASSOCIATES, P.C.

By:	/s/ Martin R. Abroms
Martin R. Abroms
Its:	President

        NEW GROUP SHAREHOLDER

/s/ Kayrita M. Anderson

Kayrita M. Anderson

                                                                                                                                                          2

EXISTING GROUP SHAREHOLDERS

 /s/ Charles C. Anderson

Charles C. Anderson

/s/ Hilda B. Anderson

Hilda B. Anderson

/s/ Joel R. Anderson
Joel R. Anderson

/s/ Clyde B. Anderson

Clyde B. Anderson

/s/ Terrence C. Anderson
Terrence C. Anderson

/s/ Harold M. Anderson

Harold M. Anderson

/s/ Charles C. Anderson, Jr.
Charles C. Anderson, Jr.

/s/ Sandra B. Cochran

Sandra B. Cochran

/s/ Charles C. Anderson, III
Charles C. Anderson, III

/s/ Hayley Anderson Milam

Hayley Anderson Milam

3

                        Irrevocable Trust of Charles C. Anderson,

                Jr. FBO Lauren A. Anderson

/s/ Carl M. Boley

By: Carl M. Boley
Its: Trustee

The Ashley Anderson Trust

/s/ Diane R. Stadtfeld

                       By: Diane R. Stadtfeld, for CitiCorp Trust

South Dakota

Its: Trustee

         /s/ Ashley Anderson Billingsley

By: Ashley Anderson Billingsley
Its: Co-Trustee

    Olivia B. Anderson 1995 Trust

/s/ Lisa S. Anderson

By: Lisa S. Anderson
Its: Trustee

                       Alexandra R. Anderson Irrevocable Trust

/s/ Lisa S. Anderson

By: Lisa S. Anderson
Its: Trustee

                    First Anderson Grandchildren Trust FBO

Charles C. Anderson, III

 /s/ Donald Boggan

By: Donald Boggan, for SunTrust Bank
Its: Trustee

4

                    First Anderson Grandchildren Trust FBO

Hayley Anderson

/s/ Donald Boggan

By: Donald Boggan, for SunTrust Bank
Its: Trustee

                   First Anderson Grandchildren Trust FBO

Lauren Anderson

/s/ Donald Boggan

By: Donald Boggan, for SunTrust Bank
Its: Trustee

                      Sixth Anderson Grandchildren Trust FBO

Bentley B. Anderson

/s/ Donald Boggan

By: Donald Boggan, for SunTrust Bank
Its: Trustee

                        Fourth Anderson Grandchildren Trust FBO

Carson C. Anderson

/s/ Donald Boggan

By: Donald Boggan, for SunTrust Bank
Its: Trustee

                          Second Anderson Grandchildren Trust FBO

Alexandra Anderson

/s/ Donald Boggan

By: Donald Boggan, for SunTrust Bank
Its: Trustee

                    Fifth Anderson Grandchildren Trust FBO

Harold M. Anderson

/s/ Donald Boggan

By: Donald Boggan, for SunTrust Bank
Its: Trustee

5

                   Third Anderson Grandchildren Trust FBO

Taylor C. Anderson

 /s/ Donald Boggan

By: Donald Boggan, for SunTrust Bank
Its: Trustee

                        The Charles C. Anderson Family Foundation

/s/ Charles C. Anderson

By: Charles C. Anderson
Its: Chairman

                  The Joel R. Anderson Family Foundation

/s/ Joel R. Anderson

By: Joel R. Anderson
Its: Chairman

                     The Clyde B. Anderson Family Foundation

 /s/ Clyde B. Anderson

By: Clyde B. Anderson
Its: Chairman

     Anderson BAMM Holdings, LLC

 /s/ Sandra B. Cochran

By: Sandra B. Cochran
Its: President

6

Exhibit A

Amended Appendix A to Group Administration Agreement

(attached)

A-1

APPENDIX A
Group Shareholder	Address	Shares of BAMM Common Stock Owned
Charles C. Anderson	202 North Court Street Florence, AL 35630	2,000,000
Hilda B. Anderson	150 Indian Springs Road Florence, AL 35630	6,000
Joel R. Anderson	202 North Court Street Florence, AL 35630	1,499,440
Clyde B. Anderson	402 Industrial Lane Birmingham, AL 35211	1,423,810
Terrence C. Anderson	4511 Helton Drive Florence, AL 35630	358,454
Harold M. Anderson	3101 Clairmont Road, Suite C Atlanta, GA 30329	360,980
Charles C. Anderson, Jr.	6016 Brookvale Lane, Suite 151 Knoxville, TN 37919	273,284
Sandra B. Cochran	402 Industrial Lane Birmingham, AL 35211	271,900
Charles C. Anderson, III	5/F Lippon Leighton Tower 103-109 Leighton Road Causeway Bay, Hong Kong	23,794
Hayley Anderson Milam	2500 Shallowford Road Apartment 5213 Atlanta, GA 30345	25,380
Irrevocable Trust of Charles C. Anderson, Jr. FBO Lauren A. Anderson	6016 Brookvale Lane, Suite 151 Knoxville, TN 37919	25,380
The Ashley Anderson Trust	202 North Court Street Florence, AL 35630	84,000
Olivia B. Anderson 1995 Trust	402 Industrial Lane Birmingham, AL 35211	1,200
Alexandra R. Anderson Irrevocable Trust	402 Industrial Lane Birmingham, AL 35211	1,200
First Anderson Grandchildren Trust FBO Charles C. Anderson, III	201 South Court Street Florence, AL 35630	11,224

1

First Anderson Grandchildren Trust FBO Haley Anderson	201 South Court Street Florence, AL 35630	11,224
First Anderson Grandchildren Trust FBO Lauren Anderson	201 South Court Street Florence, AL 35630	11,224
Sixth Anderson Grandchildren Trust FBO Bentley B. Anderson	201 South Court Street Florence, AL 35630	11,224
Fourth Anderson Grandchildren Trust FBO Carson C. Anderson	201 South Court Street Florence, AL 35630	11,224
Second Anderson Grandchildren Trust FBO Alexandra Anderson	201 South Court Street Florence, AL 35630	11,224
Fifth Anderson Grandchildren Trust FBO Harold M. Anderson	201 South Court Street Florence, AL 35630	11,224
Third Anderson Grandchildren Trust FBO Taylor C. Anderson	201 South Court Street Florence, AL 35630	11,224
The Charles C. Anderson Family Foundation	202 North Court Street Florence, AL 35630	83,000
The Joel R. Anderson Family Foundation	202 North Court Street Florence, AL 35630	83,000
The Clyde B. Anderson Family Foundation	402 Industrial Lane Birmingham, AL 35211	46,000
Anderson BAMM Holdings, LLC	201 South Court Street, Suite 610 Florence, AL 35630	1,533,302
Kayrita M. Anderson	3101 Clairmont Road, Suite C Atlanta, GA 30329	12,500

2